

02019613

UNITED STATES
AND EXCHANGE COMMISSION
.ashington, D.C. 20549

U.P 3-13-02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

143

SEC FILE NUMBER
8- 38730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 200⌊__ AND ENDING __December 31, 200⌊__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

　　　Wharton Income Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

　　　5537 Harvest, Suite 1124
　　　　　　　　　　　　(No. and Street)

PROCESSED

　　　Dallas, TX 75230

　(City)　　　　　　　　　(State)　　　　　　　　(Zip Code)

MAR 2 2 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMSON FINANCIAL

　　　Michael Oberstein, President　　　214-980-7762
　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

　　　Hatfield & Hatfield, Inc., PC
　　　　　　(Name — if individual, state last, first, middle name)

　　　7424 Greenville Ave., Suite 100, Dallas, TX 75231

(Address)　　　　　　　　　　　(City)　　　　　(State)　　　　　Zip Code

CHECK ONE:
　☒ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Michael Oberstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Wharton Income Group, Inc._____, as of

_____December 31_____, XX 200✓ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

> KEITH MACNEILL
> MY COMMISSION EXPIRES
> October 31, 2005

This report** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON INCOME GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

FORT WORTH

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, SUITE 100
DALLAS, TEXAS 75231-4507
214-361-2443

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wharton Income Group, Inc.
5537 Harvest Hill, Suite 1124
Dallas, Texas 75230

Gentlemen:

We have audited the accompanying statement of financial condition of Wharton Income Group, Inc., as of December 31, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wharton Income Group, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 25, 2002

WHARTON INCOME GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001
ASSETS

Cash	$ 27,574.17
Due from Brokers and Dealers (Note B)	8,009.60
Fees Receivable	652.59
Prepaid Federal Income Taxes	260.00
Furniture and Equipment	
(net of Accumulated Depreciation of $ 5,988.00)	970.93
Total Assets	$ 37,467.29

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses		$ 10,978.16
Commitments and contingent liabilities (Note C)		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		10,978.16
Stockholder's Equity (Note E)		
Common Stock	$ 1,000.00	
Additional Paid-in Capital	14,874.03	
Retained Earnings	10,615.10	26,489.13
Total Liabilities and Stockholder's Equity		$ 37,467.29

The accompanying notes are an integral part of these financial statements.

WHARTON INCOME GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 1/1/01	$ 1,000.00	$ 14,874.03	$ 5,720.36
Additions	none	none	none
Net Income			4,894.74
Balance 12/31/01	$ 1,000.00	$ 14,874.03	$ 10,615.10

The accompanying notes are an integral part of these financial statements.

WHARTON INCOME GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES

Commissions and Fees	$ 181,806.16
Interest Income	329.44
	182,135.60

EXPENSES

Clearance	590.90
Interest	10.00
Communication expense	10,364.64
Salaries and other employment costs	121,116.65
Occupancy	4,366.76
Depreciation	533.62
Other Operating Expenses	36,958.29
	173,940.86
Income Before Taxes	8,194.74
Income Taxes-Deferred	none
Income Taxes-Current	3,300.00
Net Income	$ 4,894.74

The accompanying notes are an integral part of these financial statements.

WHARTON INCOME GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:

Net income	$ 4,894.74
Depreciation	533.62
Increase in accounts receivable	< 121.74>
Decrease on prepaid items	413.00
Increase in accounts payable and accrued expenses	10,896.21
Cash flows from operations	16,615.83

Cash flows from investing activities:

Increase in fixed assets	$ 750.00	
Cash flows from investing		< 750.00>
Net cash flow		15,865.83
Beginning cash balance January 1, 2001		11,708.34
Ending cash balance December 31, 2001		$ 27,574.17

The accompanying notes are an integral part of these financial statements.

WHARTON INCOME GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIM OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Balance January 1, 2001	$ none
Changes during 2001	none
Balance December 31, 2001	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I

WHARTON INCOME GROUP, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001

Total ownership equity from the statement of financial condition		$ 26,489
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		26,489

Add:

1. Liabilities subordinated to claims of general creditors allowable in computation of net capital — none
2. Other allowable credits — none

Total capital and allowable subordinated liabilities		26,489

Deductions and/or charges

1. Total non-allowable assets from statement of financial condition — $ 1,231
2. Current note deficiency — none
3. Commodity futures, contracts and spot commodities proprietary capital changes — none
4. Other deductions and/or changes — none — 1,231

Subtotal	25,258

Other Additions and/or allowable credits (lists)
Haircuts on securities (computed where applicable pursuant to 15-c-3-1

1. Contractual securities commitment — $ none
2. Subordinated securities borrowings — none
3. Trading and investments securities:
   a. Exempted securities — none
   b. Debt securities — none
   c. Options — none
   d. Other securities — none
4. Undue concentrations — none
5. Other — none — none

NET CAPITAL	$ 25,258

Schedule I continued on next page

SCHEDULE I (continued)

WHARTON INCOME GROUP, INC.
STATEMENT OF RECONCILIATION OF THE STATEMENT COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
DECEMBER 31, 2001

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/01	$ 25,258	$ 5,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	25,245	5,000
difference	$ 13 (1)	$ none

(1)   over accrual of prior
      year federal income taxes

EXCESS NET CAPITAL
$ 20,258

EXCESS NET CAPITAL
AT 1000%
$ 19,160

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate
indebtedness to
net capital
.43 to 1

SCHEDULE II
WHARTON INCOME GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
DECEMBER 31, 2001

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customer's securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar day.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customer' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

WHARTON INCOME GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note A Organization and nature of business:

Wharton Income Group, Inc., was incorporated in the State of Texas, September 10, 1987. The corporation is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas and its customers are located primarily in Texas. The corporation's main source of revenue is providing small and middle-market businesses and middle-income individuals brokerage and advisory services.

Note B Clearing:

The corporation has a $8,000 clearing deposit with Southwest Securities, Inc., under a "Fully Disclosed Correspondent Agreement" dated January 5, 1988.

The corporation does not carry customer accounts receivable and does not, as a practice, handle securities of its customers.

Note C Contingencies and Commitments:

Commitments-The corporation has an automobile lease ending December 2003. The future minimum lease expenditure are as follows:

Year	Minimum Rentals
2002	3,838.32
2003	3.838.32

The company's facilities are currently leased month to month from the stockholder..

Contingencies - the corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Depreciation-Equipment is recorded at cost and is depreciated over a 5 year life on the *straight-line method.*

Deferred Federal Income Taxes-Amounts arising from timing differences between book and tax depreciation are immaterial, the resulting deferred tax is not recorded on the company's books or in the financial statements.

For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The statements of cash flows was prepared using the *indirect method.*

Note E Capital Stock:

The corporation has 1,000 shares of $1 par value common stock issued and outstanding on December 31, 2001.

Note F Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1), At December 31, 2001 the corporation had net capital of $25,258 which was $20,528 in excess of its required net capital of $5,000.

WHARTON INCOME GROUP, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5

DECEMBER 31, 2001

HATFIELD & HATFIELD, INC.
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS

FORT WORTH

VICKERY PARK OFFICE BUILDING
7424 GREENVILLE AVENUE, SUITE 100
DALLAS, TEXAS 75231-4507
214-361-2443

717 GATEWAY PLAZA
2723 AVENUE E EAST
ARLINGTON, TEXAS 76011
METRO 817-695-1040

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Wharton Income Group, Inc.
5537 Harvest Hill, Suite 1124
Dallas, Texas 75230

Gentlemen,

In planning and performing our audit of the financial statements of Wharton Income Group, Inc., for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for the prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule15c3-3. Wharton Income Group, Inc., does not carry any of it customers' accounts or securities and nothing came to our attention which would indicate otherwise, for the year ended December 31, 2001.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended sole for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 25, 2002